SIMPLY TINY DEVELOPMENT, LLC

Reviewed Financial Statements For The Years Ended December 31, 2020 and 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Simply Tiny Development, LLC
Lakewood, CO

We have reviewed the accompanying financial statements of Simply Tiny Development, LLC (a limited liability company), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 16, 2021

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

SIMPLY TINY DEVELOPMENT, LLC
BALANCE SHEET
DECEMBER 31, 2020 AND 2019
_____

		2020		2019
ASSETS				
CURRENT ASSETS				
Cash	$	1,290	$	-
TOTAL CURRENT ASSETS		1,290		-
NON-CURRENT ASSETS				
Property		29,023		29,023
Investment		17,240		-
TOTAL NON-CURRENT ASSETS		46,263		29,023
TOTAL ASSETS		47,553		29,023
LIABILITIES AND MEMBERS' EQUITY				
CURRENT LIABILITIES				
Accounts Payable		2,733		-
TOTAL CURRENT LIABILITIES		2,733		-
NON-CURRENT LIABILITIES				
Note Payable		10,958		12,315
TOTAL LIABILITIES		13,691		12,315
MEMBERS' EQUITY				
Owners' Investment		38,091		16,757
Retained Earnings (Deficit)		(4,229)		(50)
TOTAL MEMBERS' EQUITY		33,862		16,707
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	47,553	$	29,023

SIMPLY TINY DEVELOPMENT, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Operating Income		
Sales	$ -	$ -
Gross Profit	-	-
Operating Expense		
General & Administrative	4,179	-
Formation Expenses	-	50
	4,179	50
Net Income from Operations	(4,179)	(50)
Net Income	$ (4,179)	$ (50)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SIMPLY TINY DEVELOPMENT, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
_____

	2020	2019
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (4,179)	$ (50)
Change in Accounts Payable	2,733	-
Net Cash Flows From Operating Activities	(1,446)	(50)
Cash Flows From Investing Activities		
Purchase of Assets	-	(29,023)
Purchase of Investment	(17,240)	
Net Cash Flows From Investing Activities	(17,240)	(29,023)
Cash Flows From Financing Activities		
Increase in Owners' Contribution	21,334	16,757
Increase/(Decrease) of Notes Payable	(1,358)	12,315
Net Cash Flows From Financing Activities	19,976	29,072
Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	1,290	(0)
Cash at End of Period	$ 1,290	$ (0)

SIMPLY TINY DEVELOPMENT, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
_____

	Owners' Contribution	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2018	$ -	$ -	$ -
Increase in Contibutions	16,757		16,757
Net Income		(50)	(50)
Balance at December 31, 2019	$ 16,757	$ (50)	$ 16,707
Increase in Contibutions	21,334		21,334
Net Income		(4,179)	(4,179)
Balance at December 31, 2020	$ 38,091	$ (4,229)	$ 33,862

Contents

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Simply Tiny Development, LLC ("the Company") is a limited liability company organized under the laws of Delaware and is domiciled in Colorado. The Company plans to operate as a real estate developer of small dwellings and camper conversion vans.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Property Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. The capitalized asset is land the company purchased and plans to develop. It is listed at the purchase price and is recorded at fair market value.

Investment Asset

The company purchased land as an investment and is currently listed for sale. A gain or loss will be recorded at the time of sale.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.
In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial

asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE C- DEBT

In 2020, the company issued a note payable in exchange for cash for the purpose of funding the acquisition of the investment mentioned above (see Investment Asset section) ("the Note Payable"). The note does not accrue interest and is payable at in 96 months from the date of issuance.

NOTE D- LLC MEMBER LIABILITY

The Company is a limited-liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 16, 2021, the date that the financial statements were available to be issued.